SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL OMB NUMBER: 3235-0145 Expires: February 28, 2009 Estimated average burden Hours per response…14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CPS TECHNOLOGIES CORPORATION
(formerly Ceramics Process Systems Corporation)
(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

12619F104
(CUSIP Number)

Jeffrey N. Siegel, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
(212) 885-5000

(Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)

March 23, 1998

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include one signed original and the copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12619F104

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Norman J. Wechsler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER 1,543,629
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0-
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 1,543,629
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,543,629
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.30%
14.	TYPE OF REPORTING PERSON* IN

CUSIP NO. 12619F104

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wechsler & Co., Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7.	SOLE VOTING POWER 59,200
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0-
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 59,200
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.47%
14.	TYPE OF REPORTING PERSON* CO

CUSIP NO. 12619F104

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WACO PARTNERS, a partnership in dissolution
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7.	SOLE VOTING POWER -0- (partnership dissolved on April 16, 2004)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0-
EACH REPORTING	9.	SOLE DISPOSITIVE POWER -0- (partnership dissolved on April 16, 2004)
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON* PN

CUSIP NO. 12619F104

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CYB Master LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 1,484,429
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0-
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 1,484,429
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,484,429
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14.	TYPE OF REPORTING PERSON* OO

This Amendment No. 4 amends and supplements the Schedule 13D dated November 3, 1994 as amended and supplemented by Amendment No. 1 thereto dated April 5, 1995, Amendment No. 2 dated April 2, 1996, and Amendment No. 3 dated March 28, 1997, inclusive (the "Schedule 13D"), of Norman J. Wechsler, an individual, and Waco Partners, a New York partnership in dissolution ("Waco"), with respect to the Common Stock, $.01 par value of CPS Technologies Corporation, a Delaware corporation, ("Common Stock") formerly known as Ceramics Process Systems Corporation (the "Issuer"). Except as amended hereby, there has been no change in the information contained in the Schedule 13D. This Amendment No. 4 to the Schedule 13D is being filed by Mr. Wechsler, Waco, CYB Master LLC, a Delaware limited liability company (“CYB”) and Wechsler and Co., Inc. (“WCI”), a New York corporation. The individual and entities hereinabove set forth (collectively, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.

Item 1. Security and Issuer.

This statement relates to shares of Common Stock, par value $.01 per share, of the Issuer. The principal executive offices of the Issuer are located at 111 South Worcester Street, Norton, Massachusetts 02766.

Item 2. Identity and Background

(a) - (c)

Norman J. Wechsler

Mr. Wechsler is principally employed as the Chairman of the Board, President and sole shareholder of WCI. WCI is a New York corporation. The principal business address of Mr. Wechsler is P.O. Box 5123, 17 Timberland Drive, Mt. Crested Butte, CO 81225.

Waco

Waco was dissolved on April 16, 2004 and the partnership interests were distributed to the partners. The partnership was engaged in acquiring and holding securities for investment. The principal business address of Waco is c/o Wechsler & Co., Inc. 45 Kensico Dr., Mt. Kisco, NY 10549. The former partners of Waco were Norman J. Wechsler, who had a 88.889% equity interest; Philip Glickman, who had a 5.556% equity interest; Richard K. Zeeman, who had a 4.444% equity interest; and Ricky Solomon, who had a 1.111% equity interest.

CYB

CYB is a Delaware limited liability company. Mr. Wechsler is the sole member and Manager of CYB. The principal business address of CYB is P.O. Box 5123, 17 Timberland Drive, Mt. Crested Butte, CO 81225.

WCI

WCI is a New York corporation and until August 2006 was a registered securities broker-dealer. Since that date, WCI has been in the business of investments. Mr. Wechsler is the Chairman of the Board, President, and sole shareholder of WCI. The principal business address of WCI is 45 Kensico Dr., Mt. Kisco, NY 10549.

Jay Mittentag is the Chief Financial Officer and Matthew F. Dickenson is the Vice President and Portfolio Manager of WCI. Both executive officers’ principal business address is 45 Kensico Dr., Mt. Kisco, NY 10549.

(d)       To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons or any executive officer or director of WCI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons or any executive officer or director of WCI has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and none is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or a finding of any violation with respect to such laws.

(f)        Each of the individuals named in this Item 2 is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of the funds used by the Reporting Persons to purchase the equity security reported herein are as follows:

Reporting Person	Number of Shares	Amount of Funds	Source of Funds
Norman J. Wechsler	1,543,629	N/A	N/A
Waco	-0-	N/A	N/A
CYB	1,484,429*	N/A	N/A
WCI	59,200	$36,075	Working Capital

*CYB became the owner of the 88.889% interest in Waco to which Mr. Wechsler was entitled upon dissolution of Waco.

Item 4. Purpose of Transaction.

CYB acquired 1,484,429 shares of Common Stock on April 16, 2004 when Waco was dissolved.

WCI acquired 59,200 shares of Common Stock in the open market for investment purposes.

Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional Common Stock in the open market or in private transactions, or they may dispose of all or a portion of the Common Stock that they now own or hereafter may acquire.

The Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

(a) - (b)

As of May 10, 2007, there were 12,546,959 shares of Common Stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ending March 31, 2007.

Norman J. Wechsler

Mr. Wechsler beneficially owns 1,543,629 shares of Common Stock, representing 12.30% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of the Common Stock. 1,484,429 shares of Common Stock are held by CYB and 59,200 shares of Common Stock are held by WCI. Mr. Wechsler may be deemed to be the beneficial owner of the 1,543,629 shares of Common Stock by virtue of being the sole person in a position to direct the voting and investment decisions of both CYB and WCI.

As the sole shareholder of WCI and sole member of CYB, Mr. Wechsler has the sole power to vote and dispose of the 1,543,629 shares of Common Stock.

Waco

As previously reported in Amendment No. 3 to the 13D, Waco beneficially owned 1,669,980 shares of Common Stock consisting of a $250,000 10% subordinated convertible note, convertible at the option of Waco into 500,000 shares of CPS common stock, and a $500,000 note held by Waco convertible into 1,000,000 shares of CPS common stock at the option of Waco (the “Notes”) and 169,980 shares of Common Stock issued in lieu of interest on the Notes. The $250,000 and $500,000 notes were converted on March 23, 1998 and May 5, 1998 respectively, into 500,000 and 1,000,000 shares, respectively of Common Stock.

Waco was dissolved on April 16, 2004 and the partnership interests were distributed to the partners according to their respective percentage of interest. CYB became the owner of the 88.889% interest in Waco to which Mr. Wechsler was entitled. As a result of the dissolution of Waco, Mr. Wechsler’s percentage of the issued and outstanding Common Stock beneficially owned decreased by 1.51% to 12.05%. By virtue of its dissolution and distribution of partnership shares on April 16, 2004, Waco no longer holds shares of Common Stock.

CYB

CYB beneficially owns 1,484,429 shares of Common Stock, representing 11.8% of the issued and outstanding Common Stock. CYB became the owner of the 88.889% interest in Waco to which Mr. Wechsler was entitled upon the dissolution of Waco. CYB has the sole power to vote and dispose of all Common Stock it owns.

WCI

WCI beneficially owns 59,200 shares of Common Stock, representing 0.47% of the issued and outstanding shares of Common Stock. WCI has the sole power to vote and dispose of the Common Stock it owns. Between March 15, 2000 and April 16, 2007, WCI engaged in the following purchases and sales of Common Stock:

Date	Purchase or Sale	Shares	Price
03/15/00	Purchase	1,000	$3.25
10/16/00	Purchase	2,500	$1.00
12/01/00	Purchase	2,500	$0.75
12/15/00	Purchase	10,000	$0.50
03/30/01	Purchase	13,200	$0.38
05/06/01	Purchase	8,000	$0.25
01/10/02	Sale	(5,000)	$0.85
07/03/02	Purchase	5,000	$0.50
07/17/02	Purchase	5,000	$0.40
08/13/03	Purchase	40,000	$0.30
02/06/07	Sale	(2,200)	$1.78
03/08/07	Sale	(3,000)	$1.95
03/15/07	Sale	(1,300)	$2.25
03/15/07	Sale	(8,700)	$2.25
04/10/07	Sale	(1,000)	$2.95
04/12/07	Sale	(4,000)	$2.95
04/13/07	Sale	(1,000)	$3.35
04/16/07	Sale	(1,800)	$3.35

(c)       See Item 5 (a) - (b). WCI has made no purchases or sales of Common Stock after April 16, 2007.

(d)       Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e)       Waco is no longer a beneficial owner of shares of Common Stock due to the dissolution and distribution of its partnership assets on April 16, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the securities of the Issuer.

Except as set forth above or elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any Common Stock, including, but not limited to, transfer of voting of any such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME CORPORATION

DATE: May 22, 2007	By:	/s/ Norman J.Wechsler
NORMAN J. WECHSLER

WACO PARTNERS, a partnership in dissolution

By:	/s/ Norman J.Wechsler
Name: Norman J. Wechsler
Title: Partner

CYB MASTER LLC

By:	/s/ Norman J. Wechsler
Name: Norman J. Wechsler
Title: Manager

WECHSLER & CO., INC.

By:	/s/ Norman J. Wechsler
Name: Norman J. Wechsler
Title: President